Exhibit 99.2

LPBP MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis

January 15, 2015

The following is management's discussion and analysis (MD&A) of the results of operations for LPBP Inc. (LPBP or the Company and which was previously named Hemosol Inc.) for the year ended October 31, 2014 and its audited financial statements and accompanying notes. This MD&A should be read in conjunction with the audited financial statements for the year ended October 31, 2014.

This MD&A is intended to enable readers to gain an understanding of LPBP’s current results and financial position and provides the information that management believes is required to gain an understanding of LPBP's current results and to assess the Company's future prospects. Accordingly, certain sections of this report may contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

Overview
Pursuant to a May 2004 plan of arrangement (the Arrangement), the Company entered into an agreement with Nordion Inc. (“Nordion” and which was previously MDS Inc.) which resulted in a reorganization of the Company's business (the Blood Products Business) and Nordion's Ontario clinical laboratories services business (Labs LP). Shareholders, other than Nordion, hold 0.44% of the equity shares and 53.1% of the voting shares of the Company. Nordion, a related party, holds 99.56% of the equity shares and 46.9% of the voting shares of the Company.

On October 4, 2006, Nordion agreed to sell its Canadian diagnostics business in a transaction valued at $1.3 billion. Nordion’s Canadian diagnostics business included its general partnership interest in the business of Labs LP. To effect this transaction, MDS Laboratory Services Inc. (MDS Labs), the general partner of Labs LP, proposed the sale by Labs LP of the business and assets associated with the labs business (the Partnership Sale). The Company was the sole limited partner of Labs LP and was entitled to receive 99.99% of the net income of Labs LP.

On February 23, 2007, the Partnership Sale was completed whereby Labs LP sold its assets for gross proceeds of approximately $756 million with a net gain of approximately $691 million. As a result of the Partnership Sale, Labs LP was dissolved. Due to this dissolution, certain assets owned by Labs LP, including cash of approximately $156 million were transferred in February 2007 to be held by Nordion in trust for the benefit of the Company. The Company was entitled to the funds held by Nordion to fund its day to day operations including the payment of income taxes as well as dividends. During 2009, the

OCTOBER 31, 2014

LPBP MANAGEMENT'S DISCUSSION AND ANALYSIS

Company received the remaining balance of funds held by Nordion so no amounts were held by Nordion at October 31, 2014.

Management information circular containing further particulars of the Nordion Sale and the Partnership Sale are available at www.sedar.com.

Operations
The Company has no ongoing operations.

Correction of errors
During fiscal 2014, Management has identified certain prior period errors which were deemed to be material to the financial statements. Management has corrected these errors by retrospectively restating the comparative financial statements.

Operating Results
The results for the Company were limited to general corporate expenses which were approximately the same as the previous comparative periods.

Liquidity and Capital Resources
During the third quarter of 2014, the Company received $250K of related party loan from Nordion in order to pay its tax re-assessment received from its tax authorities. The loan is interest bearing at 4% per annum effective from July 31, 2014. The interest due at each reporting period ($2K for the period ended October 31st, 2014) is added to the principal amount. As at October 31, 2014, the Company does not have sufficient cash on hand to service this loan should it come due. The Company’s ability to continue as a going concern is dependent on the continued financing provided by the related party.

As at October 31, 2014 the Company has not entered into any other contractual obligations, which will require future payments, including long-term debt. Additionally, the Company has not entered into commitments for capital expenditures nor does it intend to enter into such commitments.

Financial Instruments
There are no outstanding financial instruments as at October 31, 2014.

Off Balance Sheet Arrangements
The Company has not entered into any off Balance Sheet arrangements as at October 31, 2014.

OCTOBER 31, 2014

LPBP MANAGEMENT'S DISCUSSION AND ANALYSIS

Controls and Procedures
As part of the Form 52-109 certification, the Chief Executive Officer and the Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures and have designed such disclosure controls and procedures to ensure that material information with respect to the Company is made known to them and that they have evaluated the effectiveness of the Company’s disclosure controls at the end of the period covered by this filing. Disclosure controls and procedures ensure that the information required to be disclosed by the Company in the reports it files or submits to the regulators is recorded, processed, summarized and reported, within the time period required. The Company has adopted or formalized such controls and procedures as it believes are necessary and consistent with its business and internal management and supervisory practices.

Recent Accounting Pronouncements
Management has reviewed recent accounting pronouncements applicable to the current reporting period under International Financial Reporting Standards and noted that there were no impact to the Company’s existing accounting policies and disclosures.

OCTOBER 31, 2014